Filer: Journal Communications, Inc.
                                           Filer: Journal Employees' Stock Trust
                                                      Filer: The Journal Company

                       Pursuant To Rule 425 under the Securities Act of 1933 and
                          deemed filed pursuant to Rules 13e-4(c), 14a-12(b) and
                              14d-2(b) under the Securities Exchange Act of 1934

                                   Subject Company: Journal Communications, Inc.
                                                  Journal Employees' Stock Trust
                                                    The Journal Company Reg. No.
                                                                    (333-105209)

                                                                 August 19, 2003

Preliminary IPO Price Range Announcement

Our lead underwriters, Morgan Stanley and Robert W. Baird & Co., have recommended to us the preliminary IPO price range.

It is $13.50 - $15.50, with a mid-point of $14.50.

At the mid-point of the range, this represents $43.50 per share before the 3 for 1 share exchange. All points in the range exceed the current option price, with the mid-point of the range representing a 9.7 % premium over the current option price. In addition, there will be a special dividend of 60 cents per share (pre-split) for those participating in the share exchange, which increases the premium over the current option price to 11.2 %.

The preliminary price range is indicative of where our underwriters believe we may be able to sell shares to new investors in the IPO. The range is based on our underwriters' assessment of Journal Communications' value using a number of valuation measures and given comparable company valuations, current market conditions, and the company's anticipated capital structure following the IPO and proposed tender offer.

This does not represent a definitive offer by the underwriters to purchase the shares at this price. The final IPO price suggested by our underwriters, which will follow a marketing period in which Journal senior management will meet with a range of potential public investors, may be higher or lower than the preliminary range. The final IPO price will depend on a number of factors, including but not limited to investor demand, market conditions at that time, and our business performance. Upon completion of our marketing effort and final IPO price review, currently anticipated in late September, the board of directors will make a determination of whether to move forward with the IPO.

As you are aware, the JESTA option price formula is based on book value and earnings over the prior 5 years. It does not necessarily value our business the way diversified media and communication companies are typically valued by outside investors. Updating our capital structure will position us to sustain our proud history of creating shareholder value for all our owners. Permanent capital will help us grow our business, provide us greater financial flexibility and access to new sources of capital, and enable us to compete more effectively and to preserve our heritage of independence and employee ownership. Without the unitholder approvals that will allow us to move forward with our plan for permanent capital, the company will be faced with difficult trade-offs between funding growth, paying dividends and supporting a market in JESTA units.

Let us assure you that the board, senior management and our underwriter group desire to achieve the most successful initial public offering possible and are working diligently toward that goal. All of you can help achieve this goal by ensuring that each of our businesses deliver the best possible business performance.

Your board, management and the JESTA trustees all recommend that all eligible unitholders vote to approve each of the permanent capital proposals presented in the Joint Proxy Statement/Prospectus, dated July 28, 2003. The Grant family's shares have already been voted in favor of each of the permanent capital proposals.

                                    * * * * *

Journal Communications, Inc. and the Journal Employees' Stock Trust ("JESTA") may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may also include the directors and executive officers of Journal Communications, Inc. and the trustees of JESTA. A list of the names of the directors and executive officers of Journal Communications, Inc. is contained in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) under "Journal Co". As of the date of this communication, none of the foregoing participants, other than JESTA, individually beneficially owns in excess of 5% of Journal Communications, Inc.'s common stock. Except as disclosed above and in the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4, to the knowledge of Journal Communications, Inc. and JESTA, none of the directors or executive officers of Journal Communications, Inc. or trustees of JESTA has any material interest, direct or indirect, by security holdings or otherwise, in the proposed share exchange.

More detailed information pertaining to the proposals of Journal Communications, Inc. and JESTA are and will be set forth in appropriate filings that have been and will be made with the SEC, including the joint proxy statement/prospectus of Journal Communications, Inc. and JESTA contained in the Registration Statement on Form S-4 relating to the proposed share exchange and the Schedule TO relating to the proposed tender offer. We urge shareholders and unitholders to read documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders and unitholders will be able to obtain a free copy of any filings containing information about Journal Communications, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Journal Communications, Inc. can also be obtained, without charge, by directing a request to Journal Communications, Inc., 333 West State Street, Milwaukee, Wisconsin 53203, attention Secretary.